UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Akoustis Technologies, Inc.

(Exact name of registrant as specified in charter)

Delaware	001-38029	33-1229046
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification Number)

9805 Northcross Center Court, Suite A, Huntersville, NC	28078
(Address of principal executive offices)	(Zip Code)

Kenneth Boller, Chief Financial Officer

(704) 997-5735

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17CFR 240.13q-1) for the fiscal year ended

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Conflict Mineral Report of Akoustis Technologies, Inc. for the reporting period January 1, 2023 to December 31, 2023 is provided as Exhibit 1.01 hereto and is publicly available at www.akoustis.com.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Akoustis Technologies, Inc.

Dated: May 31, 2024	By:	/s/ Kenneth Boller
	Name:	Kenneth Boller
	Title:	Chief Financial Officer

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